082-01072

RECEIVED
2006 SEP 19 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Television Broadcasts Limited
Interim Report 2006


06016969

SUPPL


2006

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

電 視 廣 播 有 限 公 司
二 ○ ○ 六 年 度 中 期 報 告



9/19

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (Executive Chairman)
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
Mona Fong (Deputy Chairperson and appointed as Acting Managing Director on 31 May 2006)
Edward Cheng Wai Sun, J.P. * (appointed on 1 June 2006)
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee *
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (Alternate Director to Christina Lee Look Ngan Kwan)
Louis Page (Managing Director; resigned on 31 May 2006)

EXECUTIVE COMMITTEE

Sir Run Run Shaw (Chairman)
Dr. Norman Leung Nai Pang
Mona Fong
Christina Lee Look Ngan Kwan (appointed on 31 May 2006)
Kevin Lo Chung Ping
Louis Page (resigned on 31 May 2006)

AUDIT COMMITTEE

Robert Sze Tsai To * (Chairman)
Chien Lee *
Ho Ting Kwan

REMUNERATION COMMITTEE

Chien Lee * (Chairman)
Robert Sze Tsai To *
Edward Cheng Wai Sun * (appointed on 1 June 2006)
Mona Fong (resigned on 31 May 2006)

EXECUTIVE OFFICERS

George Chan Ching Cheong (Assistant Managing Director)
Stephen Chan Chi Wan (General Manager - Broadcasting)
Cheong Shin Keong (General Manager - Broadcasting)

COMPANY SECRETARY

Adrian Mak Yau Kee

* Independent Non-executive Directors

REGISTERED OFFICE

TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

AUDITORS

PricewaterhouseCoopers
33/F, Cheung Kong Centre
2 Queen's Road Central
Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

The directors of Television Broadcasts Limited ("Directors") are pleased to present the interim report and condensed consolidated financial information for the six months ended 30 June 2006 in respect of Television Broadcasts Limited (the "Company" or "TVB") and its subsidiaries (the "Group"). The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30 June 2006, and the consolidated balance sheet of the Group as at 30 June 2006, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 13 to 35 of this report.

INTERIM DIVIDEND

Directors are pleased to declare an interim dividend of HK$0.25 (2005: HK$0.25) per share for 438,000,000 issued shares.

The Register of Members of the Company will be closed from 11 September 2006 to 12 September 2006, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 8 September 2006. Dividend warrants will be despatched to shareholders on 20 September 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Operating Results for the Period

For the six months ended 30 June 2006 (the "Period"), the Group achieved a turnover of HK$1,887 million (2005: HK$1,913 million), which represented a decrease of 1%. Cost of sales amounted to HK$836 million (2005: HK$853 million), which represented a decrease of 2%. Gross profit for the Period stood at HK$1,051 million (2005: HK$1,060 million).

Included in cost of sales were the cost of programmes, film rights, movies and stocks for the Period which amounted to HK$527 million (2005: HK$519 million), representing an increase of 2%.

Selling, distribution and transmission costs for the Period amounted to HK$228 million (2005: HK$226 million), which represented an increase of 1%. General and administrative expenses amounted to HK$223 million (2005: HK$219 million), which represented an increase of 2%.

Other operating income for the Period amounted to HK$21 million (2005: other operating expenses of HK$9 million) which was mainly foreign exchange gains. No finance costs were incurred for the Period (2005: HK$1 million) as the Group did not have any bank loans during the Period.

Share of the losses of an associate, TVB Pay Vision Holdings Limited (formerly known as Galaxy Satellite TV Holdings Limited), decreased from HK$99 million to HK$87 million for the Period.

The Group's taxation charge for the Period amounted to HK$96 million (2005: HK$115 million), which represented a decrease of 17%.

The profit attributable to equity holders amounted to HK$470 million (2005: HK$545 million, which included a gain arising from the change in fair value of financial assets of HK$149 million (the "Change in Value")), which represented a decrease of 14%. The earnings per share was HK$1.07 (2005: HK$1.25).

If the Change in Value were excluded, the profit attributable to equity holders would have increased from HK$396 million in 2005 to HK$470 million in 2006, and the earnings per share would have increased from HK$0.90 to HK$1.07, which represented an increase of 19%.

Business Review and Prospects

Terrestrial Television Broadcasting

TVB's terrestrial free TV channels, *Jade* and *Pearl*, continued to attain high viewership. *Jade* achieved an average of 85% audience share[1] of the terrestrial Chinese channels during weekday prime time[2]; and *Pearl*, 73% of audience share of the terrestrial English channels during weekly prime time[3].

The Period has been especially rewarding for TVB's *Jade* in terms of innovations in both drama and non-drama programmes which generated high ratings as well as critical acclaim. Coupled with scheduling moves on weekday evenings, we also have successfully expanded prime viewing hours into the early hours of the morning.

On non-drama programmes, we have created a new wave of game show hits. These include the hilarious "*Beautiful Cooking*" (average rating 30 TVRs[4] and 85% audience share on Sundays) and the game-quiz show "*15/16*" (average rating 29 TVRs and 90% audience share during weekdays late prime time). Also, we have produced a new docu-travelogue format "*On The Road*" in which the captivating elements of people, culture, destinations inter-played with the personal experiences of celebrity hosts. The series brought critical acclaim as well as good rating (averaged 26 TVRs and 86% audience share, weekdays late prime time).

On drama programmes, besides continuing with the proven forte in creating period epics, kung-fu dramas, action adventures and situation comedy, *Jade* has successfully crafted a variety of comedies which became instant hits and talk of the town. Among these contemporary comedies, "*La Femme Desperado*" became the top rated drama for the Period (average rating 33 TVRs and 88% audience share, and the final episode 37 TVRs and 91% audience share). Most TVB-produced dramas attained an average rating of over 30 TVRs and 80% audience share during prime time.

In the Period, we experienced a decline of 5% in Hong Kong advertising sales, with substantial drop in spending on TV advertising from the local property, the slimming centre and the skin care categories.

We devoted efforts in developing two areas of opportunities for revenue growth. The first area is in product sponsorships or product placements, and the second is in developing market share in fast growing categories with traditionally low advertising spending on television. Product sponsorships are featured prominently in our situation comedy "*Welcome To The House*", broadcast during prime time on *Jade*. As a result of our efforts in developing this form of commercial information, we saw substantial increase in product sponsorship revenue in the Period. Although product sponsorship revenue makes up a small percentage of the total advertising revenue, we see that this area offers room for growth, as we move further in developing product sponsorships in regular dramas and in game shows.

---

1 **Audience Share (%)** is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial TV channels in Hong Kong, the base would be the combined TV ratings (TVRs) of terrestrial Chinese channels or the combined TVRs of terrestrial English channels.

2 *Jade's* weekday prime time runs from 7-11 p.m.

3 *Pearl's* weekly prime time runs from 7 p.m. to midnight.

4 **TV Ratings (TVR)** represent the size of audience expressed as a percentage of the total TV population. For 2006, the TV population is 6,426,000, and therefore, 1 TVR represents 64,260 viewers (1 % of the TV population).

Programme Licensing and Distribution

We remained a key supplier of Chinese dramas and programmes to the overseas Chinese speaking markets in spite of competition from Korea and mainland China. Strategically, we are expanding our activities in licensing programmes to pay and terrestrial TV operators with some encouraging results. During the Period, overall revenue from programme licensing and distribution recorded a single-digit percentage growth. This was achieved in spite of the declining video rental and sell-through business, which is affected by piracy and illegal Internet downloading.

We have, from the last quarter of 2005, secured various distribution agreements with Internet portals and video-on-demand service providers. We are exploring and developing more licensing and distribution opportunities through the wireless media and Internet operators worldwide.

Overseas Satellite Pay TV Platforms

The pay TV market for overseas Chinese remains highly competitive. Whilst both TVB Satellite Platform ("TVBSP") USA and TVB Australia ("TVBA") sustained single-digit percentage subscriber growth in the Period, the Chinese Channel Europe's subscriber base remained flat. TVBA recorded a double-digit percentage growth in advertising revenue. TVBA also recently added an acquired Korean drama channel to the existing 11-channel package, bringing an opportunity to increase the monthly subscription fees. Overall, the combined revenue for the overseas satellite pay TV platforms achieved similar level as last year, whilst the combined net profit after tax showed a 15% increase, after excluding a one-off income booked in 2005 which was related to the migration of the channels of TVBSP to DirecTV.

Channel Operations

(a) Taiwanese Channels

The overall advertising market in Taiwan declined during the Period as a result of the gloomy economic outlook and political controversies. Nevertheless, *TVBS-News*, our news channel, maintained the leadership position and gained in ratings. The consequent positive impact on advertising revenue, however, was somewhat neutralized by advertisers taking a cautious approach under such market condition. Despite the general market decline, our advertising income for the Period was successfully maintained at the same level as last year.

Our entertainment channel also benefited by the continuing success of our local production "*Lady First*". This unique prime time variety show features lifestyle and beauty topics, captivating young female viewers. The Group has successfully published a quarterly magazine as a spin-off from the programme. Circulation of the latest issue of this magazine was in excess of 140,000 copies. More importantly, the cross-promotional effect helps attract more audience, as seen by the improved ratings.

In November 2005, the Government Information Office in Taiwan issued a regulatory demand alleging that TVBS' shareholding was not in compliance with the law and imposed a fine of NT$1,000,000. We are pleased to advise that our appeal against this administrative ruling was successful. The matter is now concluded with the refund of the fine of NT$1,000,000 to the Group.

(b) TVB8 and Xing He

The subscription revenue of TVB8 and Xing He from Malaysia and mainland China was steady during the Period. Advertising revenue from Xing He improved during the Period as a result of its outstanding TV ratings on the Malaysian pay TV platform.

Advertising revenue of TVB8 also improved as more local events were developed for TVB8 in Malaysia. In May 2006, we successfully co-produced with ASTRO ALL ASIA NETWORKS plc ("ASTRO") in Malaysia the talent-quest entertainment show "*Minutes to Fame*" which was originally produced and broadcast on *Jade* last year. This programme received enthusiastic response from the local Chinese audience, with the TV audience share rising from 14% to 46% amongst ASTRO's Chinese TV channels.

(c) Supply of Channels to TVB Pay Vision Limited

The supply of the six channels by TVB to Galaxy Satellite Broadcasting Limited (now renamed as TVB Pay Vision Limited) on a non-exclusive basis under the amended and restated channel supply agreement dated 29 June 2005 was terminated on 31 May 2006. TVB offered eight channels to all the pay TV licensees in Hong Kong for bidding, as required under its domestic free television programme service license. Following the successful bidding by TVB Pay Vision Limited of these channels in April 2006, the basis of supply was changed from a non-exclusive basis to an exclusive basis.

The eight exclusive channels now comprise two 24-hour news channels *TVBN* and *TVBN2*; TVB's classic drama channel *TVB Classic*; a channel reporting on the entertainment scene *TVB Entertainment News Channel*; acquired Asian drama channel *TVB Drama*; a channel dedicated to lifestyle in general *TVB Lifestyle* (which was renamed from *TVB Health*); the children's channel *TVB Kids*; and the music channel *TVBM*.

With the exception of *TVB Drama*, the contents of the other supplied channels carry a strong local production element. In addition, two channels from TVBS in Taiwan, namely *TVBS-Asia* and *TVBS-News* are being supplied to TVB Pay Vision Limited on a non-exclusive basis.

Other Businesses

(a) Investment in Hong Kong Pay TV Platform

Galaxy Satellite TV Holdings Limited was renamed as TVB Pay Vision Holdings Limited in April 2006. The Group is interested in 49% of the capital of TVB Pay Vision Holdings Limited.

In addition to distributing through satellite master antenna television and broadband service provided by Hutchison Global Communication Limited, TVB Pay Vision Limited secured an additional distribution agreement with PCCW Limited's NOW Broadband TV platform in February 2006. A bundle of TVB Pay Vision Limited's channels is made available to subscribers of the NOW platform. The bundle includes *TVBS-Asia*, *TVBS-News* and the eight exclusive channels supplied by TVB, and various other channels making up a total number of 20 channels.

(b) Internet and Mobile Content Supply

We now license our contents to all of the four licensed 3G mobile operators in Hong Kong. We continue to be aggressive in the sales of our contents to handheld telephone devices, and have recently extended our content distribution to the Sony PlayStation Portable platform.

Income from the sale of programmes to 3G and Internet broadband operators, and advertising on our website (www.tvb.com) grew by a single-digit percentage. Our efforts in cost control, coupled with the growth element, helped the net profit to show a double-digit percentage growth.

(c) Publishing Operations

Various actions taken last year in restructuring our operations have borne fruit and helped advertising revenue to grow by a double-digit percentage.

Competition remains fierce for the weekly magazine market which has negatively impacted on our circulation. Our circulation revenue, however, was maintained, due to the increase in the unit selling price of the magazine which was brought in at the last quarter of last year. Printing cost under a new contract which commenced in September 2005 increased by more than 20% and this had a substantial adverse impact on the net profit.

However, it is expected that the impact of the increased printing cost on profits in the second half of 2006 will not be so strong.

Digitisation

The implementation of our digital terrestrial television ("DTT") network plans is in progress. Town planning approval and land grant have been obtained respectively in May and June 2006, for the development of the Temple Hill main DTT transmission station. We are hopeful in meeting the DTT target launch date of the end of 2007 set by the Government.

Conversion to high definition television ("HDTV") production will begin in late 2006/early 2007 under a plan to equip a drama studio with HDTV equipment. Updating of more studios will follow.

FINANCIAL REVIEW

Capital Assets, Investment, Liquidity and Debts

As at 30 June 2006, non-current assets of the Group stood at HK$2,423 million, which represented a decrease of 4% from 31 December 2005 of HK$2,522 million. The net decrease was mainly attributable to the decrease in the net book value of property, plant and equipment.

Cash and bank balances as at 30 June 2006 amounted to HK$1,080 million, an increase of 10% over last year end (31 December 2005: HK$980 million). About 23% of the cash balance was maintained in overseas subsidiaries for their daily operation. The Group's financial position remains strong with no bank borrowings as at 30 June 2006. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars, Renminbi, US Dollars and New Taiwan Dollars.

Trade and other receivables, prepayments and deposits decreased from HK$1,354 million to HK$1,176 million, which represented a 13% decrease from the position at the end of last year. Specific provision had been made, where appropriate, to cover any potential bad and doubtful debts.

Trade and other payables and accruals decreased from HK$643 million to HK$541 million which represented a 16% decrease from the position at the end of last year. This was principally attributable to the reduction in the amount payable for a financial asset (51% equity interest in TVB Pay Vision Holdings Limited) as the remaining unpaid share capital which amounted to HK$56 million was paid up in March 2006.

As at 30 June 2006, capital commitments of the Group amounted to HK$621 million (31 December 2005: HK$183 million) which represented an increase of 239%, principally as a result of the expenses to be incurred for digitisation as stated above.

Contingent Liabilities

As at 30 June 2006, there were guarantees given to banks amounting to HK$9 million (31 December 2005: HK$9 million) for banking facilities granted to an investee company.

In March 2005 and February 2006, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong ("IRD") for the years of assessment 1998/99 and 1999/2000 on the profits generated by the Group's programme licensing and distribution business carried out overseas. The total amounts of the additional assessments of profits tax for 1998/99 and 1999/2000 were HK$98 million and HK$99 million respectively. The Group has been granted a holdover of these additional assessments by the IRD.

The Group has filed objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges

The Group's foreign currency exposure mainly arises from trade receipts from overseas customers. The Group will closely monitor its foreign exchange risk and enter into forward exchange contracts to hedge its foreign exchange exposure when necessary. No forward exchange contract was entered into by the Group during the Period under review.

HUMAN RESOURCES

As of 30 June 2006, the Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiaries, a total of 4,529 (31 December 2005: 4,519) full-time employees.

About 26% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on commission schemes. Non-sales personnel are remunerated on a monthly salary. Discretionary bonuses may be awarded as an incentive for better performance.

No employee share option scheme was adopted by the Group during the Period.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2006, the beneficial interests of Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	-	1,146,000#	141,174,828* *(a)*	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 *(b)*	17,303,144	3.95%
Mona Fong	1,146,000#	-	-	1,146,000	0.26%
Chien Lee	400,000	-	-	400,000	0.09%
Dr. Li Dak Sum	-	-	300,000 *(c)*	300,000	0.07%
Dr. Chow Yei Ching	100,000	-	-	100,000	0.02%

*Notes: Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run Shaw exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds a 100% equity interest.

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to Directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any Directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 30 June 2006.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2006, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance shows that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of Directors and chief executive.

	No. of Ordinary Shares of HK$0.05 Each	Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 *(a)*	6.02%

*Notes: Duplication of shareholdings occurred between parties * shown here and above under "Directors' Interests in Shares".*

(a) Interests were held in the capacity of investment manager.

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2006, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

BOARD COMPOSITION

Mr. Louis Page resigned as Director and Managing Director of the Company on 31 May 2006. Ms. Mona Fong was appointed by the Board as Acting Managing Director of the Company on the same day to ensure a smooth operation and a continued pursuit of the set objectives of the Company by the Management.

The Executive Committee nominated and the Board approved the appointment of Mr. Edward Cheng Wai Sun to be Independent Non-executive Director of the Company with effect from 1 June 2006, making a total of four Independent Non-executive Directors now serving on the Board of the Company.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30 June 2006, the Company has been in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except that the Executive Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2).

Pursuant to Article 114(d) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that the Chairman, being the founder of the Company, possesses a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2006, in compliance with the Code.

COMPLIANCE WITH MODEL CODE

Since 1 September 2004, the Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules.

Mr. Louis Page, who resigned as Director and Managing Director of the Company on 31 May 2006, and Mr. Edward Cheng Wai Sun, who was appointed as Independent Non-executive Director of the Company on 1 June 2006, confirmed that they had complied with the Model Code throughout the periods between 1 January 2006 and 30 May 2006 and between 1 June 2006 and 30 June 2006 respectively.

All other Directors and members of the Senior Management confirmed, following specific enquiry by the Company, that they had complied with the Model Code throughout the period between 1 January 2006 and 30 June 2006.

INTERNAL CONTROL

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the shareholders' investment and the Group's assets. The scope of internal control is very broad. The system is designed to provide reasonable, but not absolute, assurance against material mis-statement or loss; to manage rather than completely eliminate the risk of system failure; and to assist in the achievement of the Group's objectives. In addition to safeguarding the Group's assets, it also ensures the maintenance of proper accounting records and compliance with relevant laws and regulations.

The framework of internal control encompasses all controls incorporated into strategic governance and management processes, covering the Group's entire range of activities and operations, and not just those directly related to financial operations and reporting. It covers not only compliance matters, but extends also to the performance aspect of a business.

A review, pursuant to the requirement set out under Appendix 14 of the Listing Rules of the Exchange, of the effectiveness of the material controls, including financial, operational and compliance controls and risk management function, is in progress. It is envisaged that a report on the review shall be completed in the last quarter of the year for presentation to the Board in early 2007.

AUDIT COMMITTEE

The majority of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited condensed consolidated financial information for the six months ended 30 June 2006 before they were presented to the Board of Directors for approval.

The interim results for the six months ended 30 June 2006 have not been audited, but have been reviewed by the Company's external auditors whose report is set out on page 36 of this report.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2006 containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com).

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 24 August 2006

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2006

	Note	30 June 2006 Unaudited	31 December 2005 Audited
		HK$'000	HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	4	**1,824,790**	1,896,100
Leasehold land	4	**186,132**	188,416
Intangible assets	4	**161,936**	161,003
Interest in associates		**220,897**	245,516
Available-for-sale financial assets		**3**	3
Loan to investee company		**6,991**	6,676
Deferred income tax assets		**22,341**	24,358
		2,423,090	2,522,072
Current assets			
Programmes, film rights and movies		**465,282**	452,586
Stocks		**10,608**	11,430
Trade and other receivables, prepayments and deposits	5	**1,175,668**	1,353,966
Tax recoverable		**957**	2,015
Pledged bank deposits		**238**	236
Bank deposits maturing after three months		**54,280**	35,289
Cash and cash equivalents		**1,025,777**	944,670
		2,732,810	2,800,192
Total assets		**5,155,900**	5,322,264
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	6	**21,900**	21,900
Other reserves	7	**695,592**	700,132
Retained earnings			
- Final dividend	14	**-**	569,400
- Others		**3,550,216**	3,090,315
		4,267,708	4,381,747
Minority interest		**22,861**	23,320
Total equity		**4,290,569**	4,405,067
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**150,720**	149,740
Retirement benefit obligations		**17,522**	18,503
		168,242	168,243

CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

AS AT 30 JUNE 2006

	Note	**30 June 2006 Unaudited HK$'000**	31 December 2005 Audited HK$'000
Current liabilities			
Trade and other payables and accruals	8	**541,225**	643,232
Current income tax liabilities		**155,864**	104,680
Short-term provisions	9	**-**	1,042
		697,089	748,954
Total liabilities		**865,331**	917,197
Total equity and liabilities		**5,155,900**	5,322,264
Net current assets		**2,035,721**	2,051,238
Total assets less current liabilities		**4,458,811**	4,573,310

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Note	**Unaudited Six months ended 30 June 2006**	2005
		HK$'000	HK$'000
Turnover	3	**1,887,112**	1,913,040
Cost of sales		**(836,048)**	(853,445)
Gross profit		**1,051,064**	1,059,595
Other revenues	10	**31,056**	15,303
Selling, distribution and transmission costs		**(227,856)**	(225,849)
General and administrative expenses		**(222,912)**	(218,704)
Other operating income/(expenses)		**21,092**	(8,569)
		652,444	621,776
Change in fair value of financial assets at fair value through profit or loss		**-**	148,778
Operating profit	11	**652,444**	770,554
Finance costs		**-**	(970)
Share of losses of			
Jointly controlled entities		**-**	(4,245)
Associates		**(86,601)**	(98,873)
Profit before income tax		**565,843**	666,466
Income tax expense	12	**(96,365)**	(115,266)
Profit for the period		**469,478**	551,200
Attributable to:			
Equity holders of the Company		**469,964**	545,357
Minority interest		**(486)**	5,843
		469,478	551,200
Earnings per share for profit attributable to equity holders of the Company during the period	13	**HK$1.07**	HK$1.25
Dividends	14	**109,500**	109,500

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital	Other reserves	Retained earnings	Minority interest	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2006	21,900	700,132	3,659,715	23,320	4,405,067
Currency translation differences	-	(14,603)	-	27	(14,576)
Net expense recognised directly in equity	-	(14,603)	-	27	(14,576)
Profit for the period	-	-	469,964	(486)	469,478
Total recognised income and expense for the period	-	(14,603)	469,964	(459)	454,902
Transfer	-	10,063	(10,063)	-	-
Dividends relating to 2005	-	-	(569,400)	-	(569,400)
Balance at 30 June 2006	**21,900**	**695,592**	**3,550,216**	**22,861**	**4,290,569**
Balance at 1 January 2005	21,900	698,989	2,949,757	116,550	3,787,196
Currency translation differences	-	8,383	-	5,207	13,590
Net income recognised directly in equity	-	8,383	-	5,207	13,590
Profit for the period	-	-	545,357	5,843	551,200
Total recognised income for the period	-	8,383	545,357	11,050	564,790
Dividends relating to 2004	-	-	(350,400)	-	(350,400)
Acquisition of minority interest in a subsidiary (Note 4)	-	-	-	(105,665)	(105,665)
Balance at 30 June 2005	21,900	707,372	3,144,714	21,935	3,895,921

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Unaudited	
	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Net cash generated from operating activities	**731,995**	583,647
Net cash used in investing activities	**(82,941)**	(300,969)
Net cash used in financing activities	**(569,402)**	(413,907)
Net increase/(decrease) in cash and cash equivalents	**79,652**	(131,229)
Cash and cash equivalents at 1 January	**944,670**	526,299
Effect of foreign exchange rate changes	**1,455**	4,934
Cash and cash equivalents at 30 June	**1,025,777**	400,004
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**1,025,777**	401,464
Bank overdraft	**-**	(1,460)
Cash and cash equivalents	**1,025,777**	400,004

1 Basis of preparation

This unaudited condensed consolidated financial information for the six months ended 30 June 2006 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The unaudited condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

2 Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2005, except that the Group has adopted the new standards, amendments to standards and interpretations issued by the HKICPA which are effective for accounting periods commencing on or after 1 January 2006.

(a) Effect of adopting new standards, amendments to standards and interpretations

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2006. The Group adopted those which are relevant to its operations.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC) - Int 4	Determining whether an Arrangement contains a Lease

The new standards, amendments to standards and interpretations above do not have material impacts to the Group.

The following new standard, amendment to standard and interpretation have been issued but are not effective for 2006 and have not been early adopted:

HK(IFRIC) - Int 9	Reassessment of Embedded Derivatives[1]
HKAS 1 (Amendment)	Capital Disclosures[2]
HKFRS 7	Financial Instruments: Disclosures[2]

[1] Effective for annual periods beginning on or after 1 June 2006

[2] Effective for annual periods beginning on or after 1 January 2007

2 Accounting policies (Continued)

(b) Comparatives

Certain comparative figures have been restated to reflect the change in the classification of turnover as mentioned in 2005 annual report:

- revenue from the production of tailor-made sponsorship programmes was recorded under turnover instead of being set off against the programme costs; and

- income generated from commercial production, merchandising, talent management, facility rental and other services was reclassified from other revenues to turnover.

As a result, the Group's turnover increased by HK$59,716,000, cost of sales increased by HK$48,413,000 and other revenues decreased by HK$11,303,000 for the period ended 30 June 2005, with no change to the Group's profit.

Where necessary, some other comparative figures have been reclassified to conform with changes in presentation in the current period.

3 Segment information

Primary reporting format - business segments

The Group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free-to-air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in mainland China, Taiwan, Hong Kong and other countries

Other activities - provision of contents to mobile devices, website portal, magazine publication, licensing and distribution of movies and other related services

The Group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

3 Segment information (Continued)

Primary reporting format - business segments (Continued)

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 30 June 2006						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Turnover							
External sales	**924,899**	**295,819**	**119,190**	**490,118**	**57,086**	**-**	**1,887,112**
Inter-segment sales	**4,582**	**49,610**	**209**	**6,614**	**2,614**	**(63,629)**	**-**
	929,481	**345,429**	**119,399**	**496,732**	**59,700**	**(63,629)**	**1,887,112**
Segment results	**332,795**	**206,103**	**13,525**	**91,733**	**8,290**	**(2)**	**652,444**
Share of losses of Associates	**-**	**-**	**-**	**(86,601)**	**-**	**-**	**(86,601)**
Profit before income tax							**565,843**
Income tax expense							**(96,365)**
Profit for the period							**469,478**

Other segment terms included in the income statement are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
Depreciation	**96,093**	**3,588**	**5,085**	**24,566**	**639**		**129,971**
Amortisation of leasehold land	**2,284**	**-**	**-**	**-**	**-**		**2,284**

3 Segment information (Continued)

Primary reporting format - business segments (Continued)

	Six months ended 30 June 2005						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover							
External sales	969,904	285,235	128,761	490,399	38,741	-	1,913,040
Inter-segment sales	303	48,480	-	7,115	3,797	(59,695)	-
	970,207	333,715	128,761	497,514	42,538	(59,695)	1,913,040
Segment results	302,528	187,517	18,672	108,198	4,308	553	621,776
Change in fair value of financial assets at fair value through profit or loss							148,778
Finance costs							(970)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	(4,215)		(4,245)
Associates	-	-	-	(98,873)	-		(98,873)
Profit before income tax							666,466
Income tax expense							(115,266)
Profit for the period							551,200

Other segment terms included in the income statement are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
Depreciation	95,628	3,471	6,450	26,973	1,226		133,748
Amortisation of leasehold land	2,284	-	-	-	-		2,284
Impairment of goodwill	-	-	-	5,894	-		5,894

3 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities at 30 June 2006 and capital expenditure for the six months then ended are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,232,042	401,492	126,221	985,859	111,546	4,857,160
Interest in associates	149,771	-	-	71,126	-	220,897
Available-for-sale financial assets	-	3	-	-	-	3
Loan to investee company	-	6,991	-	-	-	6,991
Unallocated assets						70,849
Total assets						5,155,900
Segment liabilities	232,750	104,440	63,800	134,561	23,196	558,747
Unallocated liabilities						306,584
Total liabilities						865,331
Capital expenditure	22,419	1,621	1,978	30,789	428	57,235

The segment assets and liabilities at 31 December 2005 and capital expenditure for the six months ended 30 June 2005 are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,502,242	221,896	117,145	1,040,418	125,319	5,007,020
Interest in associates	144,069	-	-	101,447	-	245,516
Available-for-sale financial assets	-	3	-	-	-	3
Loan to investee company	-	6,676	-	-	-	6,676
Unallocated assets						63,049
Total assets						5,322,264
Segment liabilities	258,514	94,996	58,259	174,948	19,184	605,901
Payable for financial assets at fair value through profit or loss	-	-	-	56,876	-	56,876
Unallocated liabilities						254,420
Total liabilities						917,197
Capital expenditure	38,818	3,567	739	128,465	286	171,875

3 Segment information (Continued)

Primary reporting format - business segments (Continued)

Segment assets consist primarily of property, plant and equipment, leasehold land, intangible assets, stocks, receivables and operating cash, and mainly exclude tax recoverable, deferred income tax and investments.

Segment liabilities comprise operating liabilities and exclude items such as taxation.

Capital expenditure comprises additions to property, plant and equipment (Note 4) and intangible assets (Note 4).

Secondary reporting format - geographical segments

Although the Group's five business segments are managed on a worldwide basis, sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, distribution of television channels, provision of contents to mobile devices, website portal, magazine publication and licensing and distribution of movies

Taiwan - cable television channel services

USA and Canada - licensing and distribution of television programmes and satellite pay TV operations

Australia - licensing and distribution of television programmes and satellite pay TV operations

Europe - licensing and distribution of television programmes and satellite pay TV operations

Mainland China - licensing and distribution of television programmes and channels and satellite TV channel services

Malaysia and Singapore - licensing and distribution of television programmes

Other countries - principally licensing and distribution of television programmes

3 Segment information (Continued)

Secondary reporting format - geographical segments (Continued)

An analysis of the Group's turnover and segment results for the period by geographical segments is as follows:

	Turnover		Segment results	
	Six months ended 30 June		Six months ended 30 June	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**1,088,656**	1,113,955	**367,324**	357,210
Taiwan	**363,736**	371,271	**74,708**	69,672
USA and Canada	**103,983**	108,560	**55,485**	56,935
Australia	**34,010**	34,080	**(3,044)**	(2,831)
Europe	**46,480**	49,077	**10,225**	8,661
Mainland China	**68,917**	58,176	**44,167**	35,444
Malaysia and Singapore	**165,973**	153,702	**94,526**	84,500
Other countries	**15,357**	24,219	**9,053**	12,185
	1,887,112	1,913,040	**652,444**	621,776
Change in fair value of financial assets at fair value through profit or loss			**-**	148,778
			652,444	770,554

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

3 Segment information (Continued)

Secondary reporting format - geographical segments (Continued)

	Total assets		Capital expenditure	
	30 June	31 December	**Six months ended 30 June**	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**3,727,918**	3,994,853	**24,230**	41,836
Taiwan	**703,451**	680,433	**30,681**	128,398
USA and Canada	**119,581**	101,990	**662**	950
Australia	**16,732**	11,614	**324**	159
Europe	**86,287**	72,966	**1,110**	522
Mainland China	**49,489**	26,836	**30**	-
Malaysia and Singapore	**125,883**	93,321	**-**	-
Other countries	**27,819**	25,007	**198**	10
	4,857,160	5,007,020	**57,235**	171,875
Interest in associates	**220,897**	245,516		
Available-for-sale financial assets	**3**	3		
Loan to investee company	**6,991**	6,676		
Unallocated assets	**70,849**	63,049		
	5,155,900	5,322,264		

Total assets and capital expenditure are allocated based on where the assets are located.

4 Capital expenditure

	Goodwill	Property, plant and equipment	Leasehold land
	HK$'000	HK$'000	HK$'000
Opening net book amount as at 1 January 2006	161,003	1,896,100	188,416
Additions	-	57,235	-
Disposals	-	(443)	-
Depreciation/amortisation charge (Note 11)	-	(129,971)	(2,284)
Exchange differences	933	1,869	-
Closing net book amount as at 30 June 2006	**161,936**	**1,824,790**	**186,132**
Opening net book amount as at 1 January 2005	55,342	2,049,844	192,984
Acquisition of minority interest in a subsidiary (note (a))	115,285	-	-
Additions	-	56,590	-
Disposals	-	(3,815)	-
Depreciation/amortisation charge (Note 11)	-	(133,748)	(2,284)
Impairment charge (note (b) and Note 11)	(5,894)	-	-
Exchange differences	-	10,332	-
Closing net book amount as at 30 June 2005	164,733	1,979,203	190,700
Acquisition of minority interest in a subsidiary (note (a))	663	-	-
Additions	-	56,502	-
Cost adjustment	-	(3,500)	-
Disposals	-	(925)	-
Depreciation/amortisation charge	-	(126,628)	(2,284)
Exchange differences	(4,393)	(8,552)	-
Closing net book amount as at 31 December 2005	161,003	1,896,100	188,416

Notes:

(a) On 21 March 2005, the Group acquired the remaining 30% interest in Liann Yee Production Co. Ltd. ("LYP") from the minority shareholder at a cash consideration of NT$900 million (HK$220,950,000). The excess of the cost over the fair value of the 30% of the net identifiable assets of LYP, amounting to NT$470 million (HK$115,285,000), was recognised as goodwill for the period ended 30 June 2005.

Additionally, the direct cost relating to the acquisition of NT$2.7 million (HK$663,000) was also recognised as goodwill.

(b) The impairment expense arose in respect of the Group's publishing business in Taiwan as it continues to be in a loss making position.

5 Trade and other receivables, prepayments and deposits

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Receivables from:		
Associates	**197,152**	202,748
Related parties	**59,499**	39,949
Trade receivables (note)	**765,602**	892,172
	1,022,253	1,134,869
Less: provision for impairment of receivables	**(69,652)**	(68,031)
Other receivables, prepayments and deposits	**175,516**	263,139
Tax reserve certificates	**47,551**	23,989
	1,175,668	1,353,966

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

At 30 June 2006 and 31 December 2005, the aging analysis of the trade receivables including trading balances due from associates and related parties are as follows:

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Current	**411,359**	405,941
1 - 2 months	**213,588**	241,864
2 - 3 months	**108,785**	142,271
3 - 4 months	**72,674**	107,689
4 - 5 months	**46,706**	49,499
Over 5 months	**166,857**	185,343
	1,019,969	1,132,607
Trade receivables due from:		
Third parties	**765,602**	892,172
Associates and related parties	**254,367**	240,435
	1,019,969	1,132,607
Non-trading amounts due from associates and related parties	**2,284**	2,262
	1,022,253	1,134,869

6 Share capital

	Number of ordinary shares of HK$0.05 each	Nominal value
		HK$'000
Authorised:		
At 1 January 2005 and 2006 and 30 June 2006	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2005 and 2006 and 30 June 2006	**438,000,000**	**21,900**

7 Other reserves

	Share premium	General reserve	Capital reserve	Legal reserve	Capital redemption reserve	Translation	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2005	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Currency translation differences:							
- Group	-	-	-	-	-	909	909
- Jointly controlled entities	-	-	-	-	-	7,474	7,474
Balance at 30 June 2005	602,026	70,000	864	9,246	40,118	(14,882)	707,372
Currency translation differences:							
- Group	-	-	-	-	-	(18,001)	(18,001)
- Associates	-	-	-	-	-	545	545
- Jointly controlled entities	-	-	-	-	-	55	55
Transfer from retained earnings	-	-	-	10,161	-	-	10,161
Balance at 31 December 2005	602,026	70,000	864	19,407	40,118	(32,283)	700,132
Balance at 1 January 2006	602,026	70,000	864	19,407	40,118	(32,283)	700,132
Currency translation differences:							
- Group	-	-	-	-	-	(14,603)	(14,603)
Transfer from retained earnings	-	-	-	10,063	-	-	10,063
Balance at 30 June 2006	**602,026**	**70,000**	**864**	**29,470**	**40,118**	**(46,886)**	**695,592**

8 Trade and other payables and accruals

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Trade payables to:		
Associates	**8,502**	7,692
Related parties	**649**	237
Third parties	**89,744**	91,188
	98,895	99,117
Other payables and accruals	**442,330**	487,239
Payable for financial assets at fair value through profit or loss	**-**	56,876
	541,225	643,232

At 30 June 2006 and at 31 December 2005, the aging analysis of the trade payables including trading balances due to associates and related parties are as follows:

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Current	**62,137**	61,487
1 - 2 months	**28,661**	22,211
2 - 3 months	**2,792**	8,391
3 - 4 months	**1,198**	1,884
4 - 5 months	**388**	229
Over 5 months	**3,719**	4,915
	98,895	99,117

9 Provisions

	Onerous contracts
	HK$'000
At 1 January 2006	1,042
Less: utilised during the period	(1,042)
At 30 June 2006	**-**

Analysis of total provisions

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Current	**-**	1,042

10 Other revenues

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Interest income	**24,834**	9,155
Others	**6,222**	6,148
	31,056	15,303

11 Operating profit

The following items have been charged/(credited) to the operating profit during the period:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Depreciation - owned property, plant and equipment	**129,971**	133,747
Depreciation - leased property, plant and equipment	**-**	1
Amortisation of leasehold land	**2,284**	2,284
Cost of programmes, film rights, movies and stocks	**527,126**	519,201
Impairment of goodwill	**-**	5,894
Net exchange (gain)/loss	**(21,092)**	2,457

12 Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the condensed consolidated income statement represents:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Current income tax:		
- Hong Kong profits tax	**73,892**	70,795
- Overseas taxation	**19,084**	15,847
- Under/(over) provisions in prior periods	**333**	(222)
Deferred income tax relating to the origination and reversal of temporary differences	**3,056**	28,846
	96,365	115,266

Please refer to Note 15(b) on contingent liabilities regarding the additional profits tax assessments raised by the Inland Revenue Department of Hong Kong ("IRD") in respect of the years of assessment 1998/99 and 1999/2000.

13 Earnings per share

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$469,964,000 (2005: HK$545,357,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2006 and 2005. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

14 Dividends

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Interim dividend, proposed, of HK$0.25 (2005: HK$0.25) per ordinary share	**109,500**	109,500

At a meeting held on 22 March 2006, the Directors proposed a final dividend of HK$1.30 per ordinary share for the year ended 31 December 2005 amounting to HK$569,400,000, which was paid on 1 June 2006 and was reflected as an appropriation of retained earnings in these condensed consolidated financial information for the six months ended 30 June 2006.

15 Contingent liabilities

	30 June 2006	31 December 2005
	HK$'000	HK$'000
(a) Guarantees for banking facilities granted to an investee company	**9,098**	8,688

(b) In March 2005 and February 2006, the Group received additional profits tax assessment notices from the IRD for the years of assessment 1998/99 and 1999/2000 on the profits generated by the Group's programme licensing and distribution business carried out overseas. The total amounts of the additional assessments of profits tax for 1998/99 and 1999/2000 were HK$98,277,000 and HK$98,576,000 respectively. The Group has been granted a holdover of these additional assessments by the IRD.

The Group has filed objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

16 Capital Commitments

The amounts of commitments for property, plant and equipment are as follows:

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Authorised but not contracted for	**602,362**	170,941
Contracted but not provided for	**18,929**	12,513
	621,291	183,454

17 Significant related party transactions

The following transactions were carried out with related parties:

	Note	Six months ended 30 June 2006 HK$'000	2005 HK$'000
(a) Sales of services			
Sales of services to other related parties			
Programmes/channel licensing fee	(i)	**70,033**	63,516
Advertising agency fee	(i)	**18,822**	15,662
Management fee	(i)	**15,560**	15,130
Rental of satellite equipment and technical service fee	(ii)	**-**	783
Transponder leasing fee	(ii)	**-**	476
Programmes licensing fee	(iii)	**-**	3,428
Advertising income	(iv)	**2,591**	-
Sales of services to an associate			
Programmes/channel licensing fee	(v)	**96,644**	100,000
Channel package service fee	(v)	**1,298**	1,096
Downlink service fee	(v)	**96**	948
Advertising income	(v)	**3,245**	14,247
Rental income and related charges	(v)	**3,181**	3,738
Others	(v)	**1,391**	-
		212,861	219,024
(b) Purchases of services			
Purchases of services from other related parties			
Rental fee	(vi)	**-**	(8,866)
Optical fibre rental fee	(ii)	**-**	(200)
Satellite relay service fee	(ii)	**-**	(392)
Programmes/channel licensing fee	(vii)	**(1,661)**	(2,431)
Supply network and telephone system and maintenance service fee	(viii)	**(185)**	(935)
Agency fee	(ix)	**(1,713)**	-
Purchases of services from an associate			
Playback and uplink service fee	(v)	**(18,043)**	(18,477)
Others	(v)	**(650)**	-
		(22,252)	(31,301)

17 Significant related party transactions (Continued)

Notes:

(i) The fees were received from MEASAT Broadcast Network Systems Sdn. Bhd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(ii) The fees were received from/(paid to) Era Communications Co. Ltd. ("Era"), a minority shareholder of a non wholly-owned subsidiary of the Company, LYP. Upon Era disposed all its shareholdings in LYP to a third party on 4 February 2005, Era ceased to be a related party of the Company after that date.

(iii) The fees were received from ASTRO Entertainment Networks Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(iv) The fees were received from Sharp-Roxy (Hong Kong) Limited ("Sharp Roxy"), an associate of a Director of the Company. Sharp Roxy has placed advertising airtime booking with the Company on the Company's channels in Hong Kong for the period from 20 June 2006 to end tentatively on 30 September 2006 at a total value of approximately HK$5,600,000 net after deduction of agency commission, volume rebate and discount. The advertising income accrued during the six months ended 30 June 2006 was HK$2,591,000.

(v) The fees were received from/(paid to) TVB Pay Vision Limited (formerly known as Galaxy Satellite Broadcasting Limited), an associate of the Company.

(vi) The rental fees were paid to Shaw Brothers (Hong Kong) Limited, a substantial shareholder of the Company in respect of the lease of certain office and car parking spaces. The tenancies were expired on 30 June 2005.

(vii) The fees were paid to Celestial Television Networks Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(viii) The Company entered a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL") on 30 March 2001 in relation to the supply, installation and maintenance of the private automatic branch exchange system ("PABX") and structured cabling network. The total sum was settled by way of installments. The final installment was fully paid in 2005. A contract of 2 years maintenance services of PABX and peripheral products commencing from 1 January 2005 was concluded in 2005. The controlling shareholder of the holding company of CNSL, is also a Director of the Company.

(ix) The fees were paid to Celestial Productions Limited, an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

17 Significant related party transactions (Continued)

(c) Key management compensation

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**11,146**	9,908

(d) Period/year-end balances

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Receivables from other related parties (note (i))	**59,499**	39,949
Receivables from associates (note (ii))	**197,152**	202,748
	256,651	242,697
Payables to other related parties	**649**	237
Payables to associates	**8,502**	7,692
	9,151	7,929

Notes:

(i) At 30 June 2006, a provision for impairment of receivable from other related parties of HK$2,262,000 (31 December 2005: HK$2,262,000) had been provided.

(ii) At 30 June 2006, a provision for impairment of receivable from associates of HK$1,800,000 (31 December 2005: HK$1,887,000) had been provided.

17 Significant related party transactions (Continued)

(e) Loans to related parties

	30 June 2006	31 December 2005
	HK$'000	HK$'000
Loan to investee company		
Beginning of the period/year	**6,712**	52,210
Write off of loan	**-**	(37,947)
Loan repayments received	**-**	(7,393)
Interest charged	**229**	402
Interest received	**(223)**	(366)
Exchange differences	**315**	(194)
End of the period/year	**7,033**	6,712
Loan to an associate		
Beginning of the period/year	**144,069**	133,397
Interest charged	**5,702**	10,672
End of the period/year	**149,771**	144,069

The loan to investee company is unsecured, carries interest at 2% per annum above the Canadian Prime Rate and has no fixed terms of repayment.

The loan to an associate is unsecured and carries interest at 8% per annum compounded annually. The principal amount and the accrued interest shall be payable to the Company in two annual installments on 20 February 2007 and 20 February 2008 respectively, unless the associate is publicly floated before either date, whereupon the outstanding principal amount and accrued interest shall be prepaid.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by Television Broadcasts Limited (the "Company") to review the interim financial report set out on pages 13 to 35.

Respective responsibilities of Directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of condensed consolidated financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on this interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 August 2006

公司資料

董事

邵逸夫爵士 G.B.M.（行政主席）
梁乃鵬博士 G.B.S., LL.D., J.P.（副行政主席）
方逸華（副主席，於二〇〇六年五月三十一日獲委任為署理董事總經理）
鄭維新 J.P.*（於二〇〇六年六月一日獲委任）
周亦卿博士 G.B.S.
何定鈞
利乾 *
利陸雁群
李達三博士 DSSc. (Hon.), J.P.*
羅仲炳
史習陶 *
利憲彬（利陸雁群之替任董事）
費道宜（董事總經理，於二〇〇六年五月三十一日辭任）

行政委員會

邵逸夫爵士（主席）
梁乃鵬博士
方逸華
利陸雁群（於二〇〇六年五月三十一日獲委任）
羅仲炳
費道宜（於二〇〇六年五月三十一日辭任）

審核委員會

史習陶 *（主席）
利乾 *
何定鈞

薪酬委員會

利乾 *（主席）
史習陶 *
鄭維新 *（於二〇〇六年六月一日獲委任）
方逸華（於二〇〇六年五月三十一日辭任）

行政人員

陳禎祥（副董事總經理）
陳志雲（總經理－電視廣播業務）
鄭善強（總經理－電視廣播業務）

公司秘書

麥佑基

* 獨立非執行董事

註冊辦事處

香港九龍將軍澳工業邨駿才街七十七號電視廣播城

核數師

羅兵咸永道會計師事務所
香港皇后大道中二號長江集團中心三十三樓

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號合和中心四十六樓

電視廣播有限公司董事局（「董事局」）欣然提呈電視廣播有限公司（「本公司」或「無綫電視」）及其附屬公司（「本集團」）截至二○○六年六月三十日止六個月之中期報告及簡明綜合財務資料。本集團截至二○○六年六月三十日止六個月之綜合損益表、綜合現金流量表及綜合權益變動表，連同本集團於二○○六年六月三十日結算之綜合資產負債表，以上報表均未經審核並以簡明帳目編製，連同摘錄的說明附註載於本報告第49頁至第71頁。

中期股息

董事局欣然宣布就438,000,000股已發行股份派發中期股息每股港幣0.25元（二○○五年：港幣0.25元）。

本公司股份登記處將於二○○六年九月十一日至二○○六年九月十二日（包括首尾兩天）暫停辦理股份過戶登記手續。凡擬領取上述中期股息的人士，務必將所有過戶文件於二○○六年九月八日星期五下午四時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。股息單將於二○○六年九月二十日寄發予股東。

管理層討論及分析

業務回顧

期內經營業績

本集團截至二○○六年六月三十日止六個月（「期內」）的營業額為港幣1,887百萬元（二○○五年：港幣1,913百萬元），減幅為1%。銷售成本為港幣836百萬元（二○○五年：港幣853百萬元），減幅為2%。期內毛利為港幣1,051百萬元（二○○五年：港幣1,060百萬元）。

銷售成本中包括期內節目、影片版權、電影及盤存成本港幣527百萬元（二○○五年：港幣519百萬元），升幅為2%。

期內銷售、分銷及播送成本為港幣228百萬元（二○○五年：港幣226百萬元），升幅為1%。總務及行政開支則為港幣223百萬元（二○○五年：港幣219百萬元），升幅為2%。

期內其他經營收入為港幣21百萬元（二○○五年：其他經營開支為港幣9百萬元），主要源自匯兌收益。由於本集團於期內並無任何銀行貸款，故期內並無任何融資成本（二○○五年：港幣1百萬元）。

應佔聯營公司無綫收費電視控股有限公司（前稱Galaxy Satellite TV Holdings Limited）之虧損由港幣99百萬元減至期內之港幣87百萬元。

期內本集團之稅項開支為港幣96百萬元（二○○五年：港幣115百萬元），減幅為17%。

股東應佔溢利為港幣470百萬元（二○○五年：港幣545百萬元，其中包括金融資產的公平價值變動而產生的收益港幣149百萬元（「價值變動」）），減幅為14%。每股盈利為港幣1.07元（二○○五年：港幣1.25元）。

若不包括價值變動，股東應佔溢利將由二○○五年之港幣396百萬元上升至二○○六年之港幣470百萬元，而每股盈利則由港幣0.90元上升至港幣1.07元，升幅為19%。

業務回顧及前景

免費電視廣播

無綫電視兩個免費電視頻道*翡翠台*及*明珠台*繼續穩佔高收視人數。*翡翠台*於平日黃金時段[2]取得平均收視百分比[1]佔免費中文頻道85%；而*明珠台*於每周黃金時段[3]的平均收視百分比則佔免費英文頻道73%。

期內無綫電視*翡翠台*之戲劇及非戲劇節目均再創高峰，兩者均錄得高收視率，且好評如潮。加上節目編排方面之策略舉動，我們以播放深宵劇集，成功將平日黃金收視時段擴展至平日零晨時段。

非戲劇節目方面，我們再次掀起新一輪遊戲節目熱潮，包括惹笑的*「美女廚房」*（平均錄得30收視點[4]，佔星期日85%收視百分比）及遊戲節目*「15/16」*（平均錄得29收視點，佔平日晚上黃金時段90%收視百分比）。我們另推出新記錄片式旅遊節目*「向世界出發」*，以嘉賓主持第一身方式介紹各地人民、文化及景點等特色。該輯節目備受好評，且錄得平均26收視點及佔平日晚上黃金時段86%收視百分比之高收視。

劇集方面，除秉承我們創作古裝、功夫、動作劇集及處境喜劇之一貫實力，*翡翠台*成功推出一系列喜劇，旋即廣受歡迎及成為城中話題。該等現代喜劇包括期內最高收視劇集*「女人唔易做」*（平均錄得33收視點，收視百分比佔88%，而大結局更錄得37收視點，收視百分比佔91%）。大部分無綫電視製作的劇集平均收視均超過30收視點，佔黃金時段收視百分比超過80%。

期內，我們的廣告銷售量出現5%減幅，其中以本地物業、纖體中心及護膚產品類別的廣告消費跌幅尤為顯著。

我們專注發展兩個有助提高收益之範疇，包括產品贊助或產品投放廣告以及擴展正在迅速發展而過往在電視廣告消費偏低的類別之市場份額。產品贊助特載於黃金時段*翡翠台*播放之處境喜劇*「高朋滿座」*中。全賴我們致力拓展此類資訊廣告形式，期內產品贊助收益大幅增加。儘管產品贊助收益佔總廣告收益僅少部分，我們預計此範疇仍有增長空間，我們將進一步於定期劇集及遊戲節目推行產品贊助策略。

---

1. **收視百分比(%)**乃於某一特定時間，某一特定頻道收視相對基準頻道總收視之百分比。計算香港免費電視頻道收視百分比之基準為免費中文頻道收視點總計或免費英文頻道的收視點總計。
2. *翡翠台*的平日黃金時段為晚上七時至十一時。
3. *明珠台*的每周黃金時段為晚上七時至午夜十二時。
4. 收視點為觀眾人數佔總電視人口之百分比。二○○六年之電視人口為6,426,000人，因此，1收視點即代表64,260名觀眾（電視人口之1%）。

節目發行及分銷

儘管面對韓國及中國內地之競爭，我們依然是海外華人市場的華語劇集及節目之主要供應商。策略上，我們擴展節目發行業務，將節目提供予收費及免費電視營運商，成績令人鼓舞。期內，即使影碟出租及發行業務遭受盜版及非法互聯網下載活動影響而下滑，來自節目發行及分銷之整體收益仍錄得單位數字的增長率。

自二○○五年第四季起，我們與互聯網網站及自選影像服務供應商訂立多項發行協議，且正透過全球無線媒體及互聯網營運商物色及發掘更多發行及分銷商機。

海外衛星收費電視平台

海外華人收費電視市場競爭仍然非常熾烈。美國 TVB Satellite Platform（「TVBSP」）及澳洲 TVB Australia（「TVBA」）期內用戶人數均錄得單位數字的增長率，歐洲 The Chinese Channel 用戶人數仍然平穩。TVBA 廣告收益錄得雙位數字增長率，且最近於現有的十一個頻道的套餐增加了一個新韓劇頻道，並藉此調高月費。整體而言，海外衛星收費電視平台之合併收益達去年相若水平，而除稅後合併純利於扣除就 TVBSP 頻道轉調 DirecTV 產生之一次性收入（有關收入已於二○○五年入帳）後則增加 15%。

頻道業務

(a) 台灣頻道

期內，台灣整體廣告市場在經濟前景之陰霾及政治爭議下下跌。儘管如此，我們的新聞頻道－*無綫衛星新聞台*仍穩踞其領導地位，收視率亦有所增長。然而，此對廣告收益之正面影響部分由廣告商於此市況下採取謹慎態度所抵銷。儘管整體市場下滑，我們期內之廣告收入仍能成功維持去年相若水平。

娛樂頻道亦受惠於當地製作*「女人我最大」*的持續成果。此獨特的黃金時段綜合節目為年輕女性觀眾介紹生活及美容資訊。此外，由於該節目受歡迎，本集團乘勢推出季刊，最新一期售出超過 140,000 本。更重要的是，此交叉宣傳手法有助吸引更多觀眾收看，其成效從收視率上升可見一斑。

於二○○五年十一月，台灣行政院新聞局發出規管令，指 TVBS 的股權架構不符法規，並罰款新台幣 1,000,000 元。我們欣然宣布，就此行政判決上訴成功，且有關事項已得到解決，本集團獲退還有關罰款新台幣 1,000,000 元。

(b) TVB8及星河頻道

TVB8及星河頻道在馬來西亞及中國內地的用戶收入於期內維持穩定。期內，馬來西亞收費電視平台之收視率成績斐然，來自星河頻道之廣告收益因而有所改善。

TVB8的廣告收益亦隨著於馬來西亞推出更多TVB8地區活動而有所改善。於二〇〇六年五月，我們成功與ASTRO ALL ASIA NETWORKS plc（「ASTRO」）於馬來西亞合辦一個源自*翡翠台*於去年製作及播放的才藝表演娛樂節目*「殘酷一叮」*。該節目大受當地華人觀眾歡迎，在ASTRO中文電視頻道中收視百分比由14%飆升至46%。

(c) 向無綫收費電視有限公司供應頻道

無綫電視於二〇〇五年六月二十九日與銀河衛星廣播有限公司（現稱無綫收費電視有限公司）訂立以非獨家形式供應六個頻道的修訂協議已於二〇〇六年五月三十一日終止。無綫電視根據其本地免費電視節目服務牌照規定，邀請本港所有收費電視持牌人競投八個頻道。隨著無綫收費電視有限公司於二〇〇六年四月成功投得此等頻道，供應形式由非獨家改為獨家播放。

八個獨家頻道現包括兩個24小時新聞頻道*無綫新聞台*及*無綫新聞2台*、無綫電視經典劇集頻道 - *無綫經典台*、娛樂新聞報導頻道 - *無綫娛樂新聞台*、外購的亞洲區劇集頻道 - *無綫劇集台*、生活頻道 - *無綫生活台*（前稱*無綫健康台*）、兒童頻道 - *無綫兒童台*及音樂頻道 - *無綫音樂台*。

除*無綫劇集台*外，其他所供應頻道之內容帶有豐富本地製作元素。此外，台灣TVBS兩個頻道*無綫衛星亞洲台*及*無綫衛星新聞台*乃按非獨家形式供應予無綫收費電視有限公司。

其他業務

(a) 投資香港收費電視平台

Galaxy Satellite TV Holdings Limited於二〇〇六年四月易名為無綫收費電視控股有限公司。本集團擁有無綫收費電視控股有限公司49%權益。

除透過和記環球電訊有限公司供應衛星電視天線共用系統及寬頻服務分銷節目外，無綫收費電視有限公司於二〇〇六年二月與電訊盈科有限公司之NOW寬頻電視平台訂立另一份分銷協議，據此，無綫收費電視有限公司頻道套餐將供應予NOW平台用戶。該頻道套餐包括*無綫衛星亞洲台*、*無綫衛星新聞台*及無綫電視供應之八個獨家頻道，另加多個其他頻道，合共二十個頻道。

(b) 互聯網及流動電話內容供應

我們向香港四家持有3G流動電話牌照的營運商分銷內容。我們繼續積極銷售手提電話裝置內容，最近更將內容分銷業務擴展至新力掌上型遊戲機平台。

銷售節目予3G及互聯網寬頻營運商與及我們網站(www.tvb.com)之互聯網廣告之收益，錄得單位數字增長率。在我們努力控制成本下，加上其他增長因素，使純利錄得雙位數字增長率。

(c) 出版業務

我們去年就重整業務採取之多項措施饒有成效，廣告收益錄得雙位數字增長率。

周刊市場競爭仍然熾烈，對我們的銷量帶來負面影響。由於「TVB 周刊」的售價自去年第四季起上調，因此雜誌銷售收益仍然可以維持不變。於二○○五年九月開始之新合約項下印刷成本增加超過 20% ，對純利構成重大不利影響。

然而，預期印刷成本增加對二○○六年下半年溢利之影響相對較輕。

數碼廣播

我們現正實行數碼地面電視網絡計劃。本公司已分別於二○○六年五月及六月取得城市規劃許可及批地，以發展慈雲山主要數碼地面電視發射站。我們有信心數碼地面電視可達到政府預期於二○○七年年底前啟用之目標。

高清晰度電視（「高清電視」）製作將於二○○六年年底或二○○七年年初展開，而公司正按計劃為其中一間戲劇錄影廠配備高清電視設備。其他錄影廠將會逐步更新。

財務回顧

資本資產、投資、流動資金及債務

於二○○六年六月三十日，本集團的非流動資產為港幣 2,423 百萬元，較二○○五年十二月三十一日的港幣 2,522 百萬元減少 4%。減少淨額主要由於物業、器材及設備帳面淨值減少所致。

於二○○六年六月三十日之現金及銀行結餘為港幣 1,080 百萬元，較去年年底上升 10%（二○○五年十二月三十一日：港幣 980 百萬元）。現金結餘約 23% 存放於海外附屬公司作日常營運。本集團之財政狀況維持穩健，於二○○六年六月三十日並無銀行借貸。本集團持有之現金及現金等價物主要為港幣、人民幣、美元及新台幣。

貿易應收款及其他應收款、預付款及按金由港幣 1,354 百萬元減少至港幣 1,176 百萬元，較去年年底減少 13%。本集團已於適當情況下就有可能出現的呆壞帳提撥特殊準備。

貿易應付款及其他應付款及應計費用由港幣 643 百萬元減少至港幣 541 百萬元，較去年年底減少 16% ，主要由於應付金融資產（無綫收費電視控股有限公司之 51% 股本權益）之餘下未繳股本港幣 56 百萬元於二○○六年三月已悉數繳付所致。

於二○○六年六月三十日，本集團之資本承擔為港幣 621 百萬元（二○○五年十二月三十一日：港幣 183 百萬元），升幅為 239% ，主要為上述數碼廣播所產生的開支。

或有負債

於二〇〇六年六月三十日，本集團就一承資公司獲得銀行信貸而向銀行提供的擔保為港幣9百萬元（二〇〇五年十二月三十一日：港幣9百萬元）。

於二〇〇五年三月及二〇〇六年二月，本集團接獲香港稅務局（「稅務局」）有關一九九八/九九課稅年度及一九九九/二〇〇〇課稅年度就本集團在海外進行的節目發行及分銷業務之溢利發出補加評稅通知書。一九九八/九九年度及一九九九/二〇〇〇年度利得稅補加評稅總額分別為港幣98百萬元及港幣99百萬元。本集團已獲稅務局批准暫緩繳付該等額外稅款。

本集團已就該等補加評稅提出反對。本集團認為反對理據充分，決意據理力爭。因此，本集團認為不必為稅項作出額外撥備。

匯率波動的風險及相關對沖活動

本集團之外匯風險主要來自海外客戶之貿易款項。本集團將密切監察外匯風險，並於需要時訂立遠期外匯合約以對沖該等外匯風險。期內本集團並無訂立任何遠期外匯合約。

人力資源

於二〇〇六年六月三十日，本集團共有4,529名(二〇〇五年十二月三十一日：4,519名)全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。

本集團約26%之僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，營業僱員則按銷售佣金計劃支薪。非營業僱員則按月支薪。本集團或會發放酌情花紅，作為促進表現之獎勵。

本集團於期內並無採納任何購股權計劃。

除為僱員自動報讀之培訓課程提供資助外，本集團不時主辦或與各職業訓練學院合辦一些與專門技能，例如工業安全、管理技巧及其他與工作有關之講座、課程及工作坊。

董事股份權益

於二〇〇六年六月三十日，根據證券及期貨條例第352條規定存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元之普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比(%)
邵逸夫爵士	-	1,146,000#	141,174,828*(a)	142,320,828	32.49%
利陸雁群	602,144	-	16,701,000 (b)	17,303,144	3.95%
方逸華	1,146,000#	-	-	1,146,000	0.26%
利乾	400,000	-	-	400,000	0.09%
李達三博士	-	-	300,000 (c)	300,000	0.07%
周亦卿博士	100,000	-	-	100,000	0.02%

*附註：上述註有#人士的股權出現重複，而上述註有*人士的股權亦與下文「主要股東」註有*人士的股權重複。*

(a) 該批股份分別由邵氏兄弟（香港）有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc. 100%的控制權。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc.持有3,162,000股股份，及Bonus Inc.持有1,581,000股股份。此等公司之董事（只就本段所述之股份而言）慣於按照利陸雁群女士之指令行事。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的100%股本權益。

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿18歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇六年六月三十日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團（定義見證券及期貨條例）的股份或相關股份或債券的權益或淡倉。

主要股東

於二○○六年六月三十日，根據證券及期貨條例第336條規定存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益（全部屬於實益權益）。該等權益乃上文就董事及行政總裁於上文經已披露以外的權益。

	每股面值港幣0.05元之普通股數目	佔已發行股本百分比(%)
邵氏兄弟（香港）有限公司	113,888,628*	26.00%
邵氏基金（香港）有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 *(a)*	6.02%

附註：上述註有＊人士的股權，與上文「董事股份權益」註有＊人士的股權重複。

(a)　該等權益乃以投資經理的身分持有。

上文所述之全部權益皆屬好倉。除上述股份外，於二○○六年六月三十日，根據證券及期貨條例第336條規定存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

購買、出售或贖回股份

截至二○○六年六月三十日止六個月內，本公司並無贖回本公司任何普通股份。此外，本公司或其任何附屬公司亦無購買或出售本公司任何普通股份。

企業管治

董事局成員

費道宜先生於二○○六年五月三十一日辭任本公司董事及董事總經理。董事局委任方逸華女士於同日起出任本公司署理董事總經理，以確保運作暢順及管理層貫徹推行本公司既定的目標。

行政委員會已提名且董事局已批准委任鄭維新先生為本公司獨立非執行董事，由二○○六年六月一日起生效，故本公司董事局現時共有四名獨立非執行董事。

遵守企業管治常規守則

本公司在截至二○○六年六月三十日止六個月內，已遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14所載之企業管治常規守則（「守則」）之守則條文，惟行政主席毋須按照守則條文第A.4.2條的規定最少每三年輪值告退一次。

根據本公司組織章程細則第114(d)條規定，主席毋須輪值告退。董事局認為，主席為本公司的創辦人，其豐富工作經驗對董事局非常重要，有助保持本公司業務穩定。

除上文所述外，本公司董事並不知悉任何資料可合理顯示本公司現時或於截至二○○六年六月三十日止六個月內任何時間並無遵守守則。

遵守標準守則

董事局已自二○○四年九月一日採納上市規則附錄10所載上市公司董事進行證券交易的標準守則（「標準守則」）。

於二○○六年五月三十一日辭任本公司董事及董事總經理之費道宜先生以及於二○○六年六月一日獲委任為本公司獨立非執行董事之鄭維新先生確認，彼等分別於二○○六年一月一日至二○○六年五月三十日及二○○六年六月一日至二○○六年六月三十日期間一直遵守標準守則。

本公司於作出具體查詢後確認，全部其他董事及高層管理人員於二○○六年一月一日至二○○六年六月三十日期間一直遵守標準守則。

內部監控

董事局負責確保本集團維持穩健有效的內部監控，以保障股東投資及本集團資產。內部監控的範圍非常廣泛，有關制度旨在就重大錯誤陳述或損失提供合理但非絕對的保證及管理但非完全消除制度失效的風險，並協助達致本集團目標。除保障本集團資產外，亦確保妥為保存會計記錄以及遵守有關法例及規例。

內部監控的架構涵蓋策略管治及管理程序中一切監控，覆蓋本集團全部活動及業務，而非純粹與財務活動及報告直接有關者。有關架構不單覆蓋守規事宜，亦擴展至業務表現方面。

本公司正對重大監控效益根據聯交所上市規則附錄14所載規定進行審閱，包括財務、營運及守規監控以及風險管理事宜。預計有關審閱報告將於本年度最後一季完成，並於二○○七年年初提呈董事局。

審核委員會

審核委員會大部分成員乃獨立非執行董事，而該委員會主席具備適當的財務資格及經驗。

審核委員會已與管理層審閱本集團所採納之會計原則及實務，並討論有關內部監控及財務匯報事宜，包括審閱截至二〇〇六年六月三十日止六個月之未經審核簡明綜合財務資料，然後提呈董事局審批。

截至二〇〇六年六月三十日止六個月之中期業績未經審核，但已由本公司外聘核數師審閱，其報告載於本報告第72頁。

中期報告

本公司截至二〇〇六年六月三十日止六個月之中期報告載有上市規則附錄16第46(1)至46(9)段所規定之全部資料，並將在聯交所網頁(www.hkex.com.hk)及本公司之網頁(www.tvb.com)登載。

承董事局命

邵逸夫

行政主席

香港，二〇〇六年八月二十四日

簡明綜合資產負債表

二〇〇六年六月三十日結算

	附註	六月三十日 二〇〇六 未經審核 港幣千元	十二月三十一日 二〇〇五 經審核 港幣千元
資產			
非流動資產			
物業、器材及設備	4	**1,824,790**	1,896,100
租賃土地	4	**186,132**	188,416
無形資產	4	**161,936**	161,003
聯營公司權益		**220,897**	245,516
可供出售金融資產		**3**	3
承資公司借款		**6,991**	6,676
遞延所得稅資產		**22,341**	24,358
		2,423,090	2,522,072
流動資產			
節目、影片版權及電影		**465,282**	452,586
盤存		**10,608**	11,430
貿易應收款及其他應收款、預付款及按金	5	**1,175,668**	1,353,966
可收回之稅項		**957**	2,015
抵押銀行存款		**238**	236
三個月後到期之銀行存款		**54,280**	35,289
現金及現金等價物		**1,025,777**	944,670
		2,732,810	2,800,192
總資產		**5,155,900**	5,322,264
權益			
本公司股東應佔股本及儲備			
股本	6	**21,900**	21,900
其他儲備	7	**695,592**	700,132
保留盈餘			
- 末期股息	14	**-**	569,400
- 其他		**3,550,216**	3,090,315
		4,267,708	4,381,747
少數股東權益		**22,861**	23,320
權益總額		**4,290,569**	4,405,067
負債			
非流動負債			
遞延所得稅負債		**150,720**	149,740
退休福利責任		**17,522**	18,503
		168,242	168,243

簡明綜合資產負債表（續）
二〇〇六年六月三十日結算

	附註	六月三十日 二〇〇六 未經審核 港幣千元	十二月三十一日 二〇〇五 經審核 港幣千元
流動負債			
貿易應付款及其他應付款及應計費用	8	**541,225**	643,232
當期所得稅負債		**155,864**	104,680
短期撥備	9	**-**	1,042
		697,089	748,954
負債總額		**865,331**	917,197
權益及負債總額		**5,155,900**	5,322,264
流動資產淨額		**2,035,721**	2,051,238
總資產減流動負債		**4,458,811**	4,573,310

簡明綜合損益表

截至二〇〇六年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇六 港幣千元	 二〇〇五 港幣千元
營業額	3	**1,887,112**	1,913,040
銷售成本		**(836,048)**	(853,445)
毛利		**1,051,064**	1,059,595
其他收益	10	**31,056**	15,303
銷售、分銷及播送成本		**(227,856)**	(225,849)
總務及行政開支		**(222,912)**	(218,704)
其他經營收入/(開支)		**21,092**	(8,569)
		652,444	621,776
按公平價值列入損益帳的金融資產的公平價值變動		**-**	148,778
經營溢利	11	**652,444**	770,554
融資成本		**-**	(970)
應佔虧損			
共同控制實體		**-**	(4,245)
聯營公司		**(86,601)**	(98,873)
扣除所得税前溢利		**565,843**	666,466
所得税開支	12	**(96,365)**	(115,266)
期內溢利		**469,478**	551,200
應歸屬予:			
本公司股東		**469,964**	545,357
少數股東權益		**(486)**	5,843
		469,478	551,200
按期內本公司股東應佔溢利計算之每股盈利	13	港幣**1.07**元	港幣1.25元
股息	14	**109,500**	109,500

簡明綜合權益變動表

截至二〇〇六年六月三十日止六個月

	未經審核				
	本公司股東應佔權益			少數股東	
	股本	其他儲備	保留盈餘	權益	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇六年一月一日結餘	21,900	700,132	3,659,715	23,320	4,405,067
匯兑差異	-	(14,603)	-	27	(14,576)
於權益帳直接確認之支出淨額	-	(14,603)	-	27	(14,576)
期內溢利	-	-	469,964	(486)	469,478
期內已確認收入及支出總額	-	(14,603)	469,964	(459)	454,902
轉撥	-	10,063	(10,063)	-	-
二〇〇五年度相關股息	-	-	(569,400)	-	(569,400)
二〇〇六年六月三十日結餘	**21,900**	**695,592**	**3,550,216**	**22,861**	**4,290,569**
二〇〇五年一月一日結餘	21,900	698,989	2,949,757	116,550	3,787,196
匯兑差異	-	8,383	-	5,207	13,590
於權益帳直接確認之收入淨額	-	8,383	-	5,207	13,590
期內溢利	-	-	545,357	5,843	551,200
期內已確認收入總額	-	8,383	545,357	11,050	564,790
二〇〇四年度相關股息	-	-	(350,400)	-	(350,400)
收購附屬公司之少數股東權益（附註4）	-	-	-	(105,665)	(105,665)
二〇〇五年六月三十日結餘	21,900	707,372	3,144,714	21,935	3,895,921

簡明綜合現金流量表

截至二〇〇六年六月三十日止六個月

	未經審核	
	截至六月三十日止六個月	
	二〇〇六	二〇〇五
	港幣千元	港幣千元
營運活動產生的淨現金	**731,995**	583,647
投資活動所用的淨現金	**(82,941)**	(300,969)
融資活動所用的淨現金	**(569,402)**	(413,907)
現金及現金等價物之淨增加/(減少)	**79,652**	(131,229)
一月一日之現金及現金等價物	**944,670**	526,299
外幣匯率變動的影響	**1,455**	4,934
六月三十日之現金及現金等價物	**1,025,777**	400,004
現金及現金等價物結餘分析：		
現金及銀行結存	**1,025,777**	401,464
銀行透支	**-**	(1,460)
現金及現金等價物	**1,025,777**	400,004

1 編製基準

截至二〇〇六年六月三十日止六個月之未經審核簡明綜合財務資料乃按照香港會計師公會所頒布之香港會計準則第34號「中期財務報告」編製。此未經審核簡明綜合財務資料應與截至二〇〇五年十二月三十一日止年度之年度財務報表一併參考。

2 會計政策

除本集團已採納多項由香港會計師公會所頒布於二〇〇六年一月一日或之後開始之會計期間生效之新準則、經修訂之準則及詮釋外，所採納會計政策與截至二〇〇五年十二月三十一日止年度之年度財務報表所用者貫徹一致。

(a) 採納新準則、經修訂之準則及詮釋之影響

下列新準則、經修訂之準則及詮釋於截至二〇〇六年十二月三十一日止年度強制生效。本集團已採納與其業務相關者。

香港會計準則第19號（修訂）	精算盈虧、集體界定福利計劃和披露
香港會計準則第21號（修訂）	海外業務的淨投資
香港會計準則第39號（修訂）	預測集團間交易的現金流量對沖會計處理
香港會計準則第39號（修訂）	公平值期權
香港會計準則第39號及香港財務報告準則第4號（修訂）	財務擔保合約
香港（國際財務報告詮釋委員會）- 詮釋第4號	釐定一項安排是否包含租賃

上述新準則、經修訂之準則及詮釋對本集團並無重大影響。

下列新準則、經修訂之準則及詮釋已頒布，惟於二〇〇六年尚未生效及未有提早採納：

香港（國際財務報告詮釋委員會）- 詮釋第9號	重新評估勘入式衍生工具[1]
香港會計準則第1號（修訂）	資本披露[2]
香港財務報告準則第7號	金融工具：披露[2]

[1] 於二〇〇六年六月一日或以後開始之年度生效

[2] 於二〇〇七年一月一日或以後開始之年度生效

2 會計政策（續）

(b) 比較數字

如二〇〇五年年報所述，若干比較數字已重列，以反映營業額歸類之變動：

- 製作特備贊助節目帶來之收益列作營業額項下而非與節目之製作費用相抵；及

- 來自廣告製作、商品推銷、經理人、設施租賃及其他服務的收入均由其他收益重新歸類為營業額。

因此，本集團截至二〇〇五年六月三十日止期間之營業額增加港幣59,716,000元、銷售成本增加港幣48,413,000元及其他收益減少港幣11,303,000元，惟對本集團溢利並無影響。

如有需要，其他比較數字會隨著期內呈列方法的改變而重新分類。

3 分部資料

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作

節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者

海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶

頻道業務 — 於中國內地、台灣、香港及其他國家編製及分銷電視頻道

其他業務 — 流動裝置之內容供應、入門網站、雜誌出版、電影發行與分銷及其他有關服務

本集團分部間的交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

3 分部資料（續）

主要報告形式 — 業務分部資料（續）

期內本集團之營業額及業績按業務分部分析如下：

	截至二〇〇六年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額							
對外之銷售	924,899	295,819	119,190	490,118	57,086	-	1,887,112
分部間之銷售	4,582	49,610	209	6,614	2,614	(63,629)	-
	929,481	345,429	119,399	496,732	59,700	(63,629)	1,887,112
分部業績	332,795	206,103	13,525	91,733	8,290	(2)	652,444
應佔虧損							
聯營公司	-	-	-	(86,601)	-	-	(86,601)
扣除所得稅前溢利							565,843
所得稅開支							(96,365)
期內溢利							469,478

以下為損益表所包括的其他分部項目：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
折舊	96,093	3,588	5,085	24,566	639		129,971
攤銷租賃土地	2,284	-	-	-	-		2,284

3 分部資料(續)

主要報告形式 — 業務分部資料(續)

	截至二○○五年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額							
對外之銷售	969,904	285,235	128,761	490,399	38,741	-	1,913,040
分部間之銷售	303	48,480	-	7,115	3,797	(59,695)	-
	970,207	333,715	128,761	497,514	42,538	(59,695)	1,913,040
分部業績	302,528	187,517	18,672	108,198	4,308	553	621,776
按公平價值列入損益帳的金融資產的公平價值變動							148,778
融資成本							(970)
應佔虧損							
共同控制實體	-	-	-	(30)	(4,215)		(4,245)
聯營公司	-	-	-	(98,873)	-		(98,873)
扣除所得稅前溢利							666,466
所得稅開支							(115,266)
期內溢利							551,200

以下為損益表所包括的其他分部項目:

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
折舊	95,628	3,471	6,450	26,973	1,226		133,748
攤銷租賃土地	2,284	-	-	-	-		2,284
商譽減值	-	-	-	5,894	-		5,894

3 分部資料（續）

主要報告形式 — 業務分部資料（續）

於二○○六年六月三十日的分部資產及負債，以及截至該日止六個月內的資本開支如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	**3,232,042**	**401,492**	**126,221**	**985,859**	**111,546**	**4,857,160**
聯營公司權益	**149,771**	**-**	**-**	**71,126**	**-**	**220,897**
可供出售金融資產	**-**	**3**	**-**	**-**	**-**	**3**
承資公司借款	**-**	**6,991**	**-**	**-**	**-**	**6,991**
未分配資產						**70,849**
總資產						**5,155,900**
分部負債	**232,750**	**104,440**	**63,800**	**134,561**	**23,196**	**558,747**
未分配負債						**306,584**
總負債						**865,331**
資本開支	**22,419**	**1,621**	**1,978**	**30,789**	**428**	**57,235**

於二○○五年十二月三十一日的分部資產及負債，以及截至二○○五年六月三十日止六個月內的資本開支如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	3,502,242	221,896	117,145	1,040,418	125,319	5,007,020
聯營公司權益	144,069	-	-	101,447	-	245,516
可供出售金融資產	-	3	-	-	-	3
承資公司借款	-	6,676	-	-	-	6,676
未分配資產						63,049
總資產						5,322,264
分部負債	258,514	94,996	58,259	174,948	19,184	605,901
按公平價值列入損益帳的金融資產應付款項	-	-	-	56,876	-	56,876
未分配負債						254,420
總負債						917,197
資本開支	38,818	3,567	739	128,465	286	171,875

3　分部資料（續）

主要報告形式 — 業務分部資料（續）

分部資產主要包括物業、器材及設備、租賃土地、無形資產、存貨、應收款及營運現金，但主要不包括可收回稅項、遞延所得稅及投資。

分部負債包括營運負債，但不包括稅項項目。

資本開支包括物業、器材及設備添置（附註4）及無形資產（附註4）。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、分銷電視頻道、流動裝置之內容供應、互聯網入門網站、雜誌出版及電影發行與分銷

台灣 — 有線電視頻道服務

美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務

澳洲 — 電視節目發行及分銷及衛星收費電視業務

歐洲 — 電視節目發行及分銷及衛星收費電視業務

中國內地 — 電視節目及頻道的發行及分銷及衛星電視頻道業務

馬來西亞及新加坡 — 電視節目發行及分銷

其他國家 — 主要為電視節目發行及分銷

3 分部資料（續）

次要報告形式 — 地區分部資料（續）

期內本集團之營業額及分部業績按地區分部分析如下：

	營業額		分部業績	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二〇〇六	二〇〇五	二〇〇六	二〇〇五
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**1,088,656**	1,113,955	**367,324**	357,210
台灣	**363,736**	371,271	**74,708**	69,672
美國及加拿大	**103,983**	108,560	**55,485**	56,935
澳洲	**34,010**	34,080	**(3,044)**	(2,831)
歐洲	**46,480**	49,077	**10,225**	8,661
中國內地	**68,917**	58,176	**44,167**	35,444
馬來西亞及新加坡	**165,973**	153,702	**94,526**	84,500
其他國家	**15,357**	24,219	**9,053**	12,185
	1,887,112	1,913,040	**652,444**	621,776
按公平價值列入損益帳的金融資產的公平價值變動			**-**	148,778
			652,444	770,554

銷售額乃按照客戶所在地區計算，地區分部之間並無任何銷售。

3 分部資料（續）

次要報告形式 — 地區分部資料（續）

	總資產		資本開支	
	六月三十日	十二月三十一日	截至六月三十日止六個月	
	二〇〇六	二〇〇五	二〇〇六	二〇〇五
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**3,727,918**	3,994,853	**24,230**	41,836
台灣	**703,451**	680,433	**30,681**	128,398
美國及加拿大	**119,581**	101,990	**662**	950
澳洲	**16,732**	11,614	**324**	159
歐洲	**86,287**	72,966	**1,110**	522
中國內地	**49,489**	26,836	**30**	-
馬來西亞及新加坡	**125,883**	93,321	**-**	-
其他國家	**27,819**	25,007	**198**	10
	4,857,160	5,007,020	**57,235**	171,875
聯營公司權益	**220,897**	245,516		
可供出售金融資產	**3**	3		
承資公司借款	**6,991**	6,676		
未分配資產	**70,849**	63,049		
	5,155,900	5,322,264		

總資產及資本開支均按其所在地分配。

4 資本開支

	商譽	物業、器材及設備	租賃土地
	港幣千元	港幣千元	港幣千元
二〇〇六年一月一日之期初帳面淨值	161,003	1,896,100	188,416
添置	-	57,235	-
出售	-	(443)	-
折舊/攤銷支出（附註11）	-	(129,971)	(2,284)
匯兌差異	933	1,869	-
二〇〇六年六月三十日之期末帳面淨值	**161,936**	**1,824,790**	**186,132**
二〇〇五年一月一日之期初帳面淨值	55,342	2,049,844	192,984
收購附屬公司之少數股東權益（附註(a)）	115,285	-	-
添置	-	56,590	-
出售	-	(3,815)	-
折舊/攤銷支出（附註11）	-	(133,748)	(2,284)
減值支出（附註(b)及附註11）	(5,894)	-	-
匯兌差異	-	10,332	-
二〇〇五年六月三十日之期末帳面淨值	164,733	1,979,203	190,700
收購附屬公司之少數股東權益（附註(a)）	663	-	-
添置	-	56,502	-
成本調整	-	(3,500)	-
出售	-	(925)	-
折舊/攤銷支出	-	(126,628)	(2,284)
匯兌差異	(4,393)	(8,552)	-
二〇〇五年十二月三十一日之期末帳面淨值	161,003	1,896,100	188,416

附註：

(a) 二〇〇五年三月二十一日，本集團以現金作價新台幣900百萬元（港幣220,950,000元），向聯意製作股份有限公司（「聯意」）的少數股東收購該公司餘下30%的權益。本集團所佔之聯意收購作價較所收購之30%可識別資產淨值之公平價值高出新台幣470百萬元（港幣115,285,000元），並已於截至二〇〇五年六月三十日止期間確認為商譽。

此外，與此項收購有關之直接成本新台幣2.7百萬元（港幣663,000元）亦已確認為商譽。

(b) 減值支出乃來自本集團在台灣持續錄得虧損的出版業務。

5 貿易應收款及其他應收款、預付款及按金

	六月三十日 二〇〇六 港幣千元	十二月三十一日 二〇〇五 港幣千元
應收款：		
聯營公司	**197,152**	202,748
有關連人士	**59,499**	39,949
貿易應收款（附註）	**765,602**	892,172
	1,022,253	1,134,869
減：應收款減值撥備	**(69,652)**	(68,031)
其他應收款、預付款及按金	**175,516**	263,139
儲稅券	**47,551**	23,989
	1,175,668	1,353,966

附註：

本集團實施信貸政策管理，向本集團大部分符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則須貨到付款、預付款或須銀行擔保。

於二〇〇六年六月三十日及二〇〇五年十二月三十一日，包括來自聯營公司及有關連人士之貿易應收款帳齡分析如下：

	六月三十日 二〇〇六 港幣千元	十二月三十一日 二〇〇五 港幣千元
即期	**411,359**	405,941
一至兩個月	**213,588**	241,864
二至三個月	**108,785**	142,271
三至四個月	**72,674**	107,689
四至五個月	**46,706**	49,499
五個月以上	**166,857**	185,343
	1,019,969	1,132,607
貿易應收款：		
第三方	**765,602**	892,172
聯營公司及有關連人士	**254,367**	240,435
	1,019,969	1,132,607
應收聯營公司及有關連人士的非貿易款項	**2,284**	2,262
	1,022,253	1,134,869

6 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二〇〇五年及二〇〇六年一月一日及二〇〇六年六月三十日	**1,300,000,000**	**65,000**
發行及實收：		
二〇〇五年及二〇〇六年一月一日及二〇〇六年六月三十日	**438,000,000**	**21,900**

7 其他儲備

	股份溢價	普通儲備	資本儲備	法定儲備	資本贖回儲備	匯兌金額	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇五年一月一日結餘	602,026	70,000	864	9,246	40,118	(23,265)	698,989
匯兌差異：							
- 本集團	-	-	-	-	-	909	909
- 共同控制實體	-	-	-	-	-	7,474	7,474
二〇〇五年六月三十日結餘	602,026	70,000	864	9,246	40,118	(14,882)	707,372
匯兌差異：							
- 本集團	-	-	-	-	-	(18,001)	(18,001)
- 聯營公司	-	-	-	-	-	545	545
- 共同控制實體	-	-	-	-	-	55	55
撥自保留盈餘	-	-	-	10,161	-	-	10,161
二〇〇五年十二月三十一日結餘	602,026	70,000	864	19,407	40,118	(32,283)	700,132
二〇〇六年一月一日結餘	602,026	70,000	864	19,407	40,118	(32,283)	700,132
匯兌差異：							
- 本集團	-	-	-	-	-	(14,603)	(14,603)
撥自保留盈餘	-	-	-	10,063	-	-	10,063
二〇〇六年六月三十日結餘	**602,026**	**70,000**	**864**	**29,470**	**40,118**	**(46,886)**	**695,592**

8 貿易應付款及其他應付款及應計費用

	六月三十日 二〇〇六 港幣千元	十二月三十一日 二〇〇五 港幣千元
貿易應付款：		
聯營公司	**8,502**	7,692
有關連人士	**649**	237
第三方	**89,744**	91,188
	98,895	99,117
其他應付款及應計費用	**442,330**	487,239
按公平價值列入損益帳之金融資產應付款項	**-**	56,876
	541,225	643,232

於二〇〇六年六月三十日及二〇〇五年十二月三十一日，包括應付予聯營公司及有關連人士之貿易應付款帳齡分析如下：

	六月三十日 二〇〇六 港幣千元	十二月三十一日 二〇〇五 港幣千元
即期	**62,137**	61,487
一至兩個月	**28,661**	22,211
二至三個月	**2,792**	8,391
三至四個月	**1,198**	1,884
四至五個月	**388**	229
五個月以上	**3,719**	4,915
	98,895	99,117

9 撥備

	逆況合約 港幣千元
於二〇〇六年一月一日	1,042
減：期內已動用	(1,042)
於二〇〇六年六月三十日	**-**

撥備總額分析

	六月三十日 二〇〇六 港幣千元	十二月三十一日 二〇〇五 港幣千元
流動	**-**	1,042

10 其他收益

	截至六月三十日止六個月	
	二〇〇六	二〇〇五
	港幣千元	港幣千元
利息收入	**24,834**	9,155
其他	**6,222**	6,148
	31,056	15,303

11 經營溢利

以下項目已於期內經營溢利扣除/（計入）：

	截至六月三十日止六個月	
	二〇〇六	二〇〇五
	港幣千元	港幣千元
折舊 - 自置物業、器材及設備	**129,971**	133,747
折舊 - 租賃物業、器材及設備	**-**	1
租賃土地攤銷	**2,284**	2,284
節目、影片版權、電影及盤存成本	**527,126**	519,201
商譽減值	**-**	5,894
匯兑（收益）/虧損淨額	**(21,092)**	2,457

12 所得税開支

香港利得税乃按照期內估計應課税溢利以税率17.5%（二〇〇五年：17.5%）撥備。海外溢利之税款則根據期內估計應課税溢利按本集團經營業務地區之現行税率計算。

在簡明綜合損益表支銷之所得税如下：

	截至六月三十日止六個月	
	二〇〇六	二〇〇五
	港幣千元	港幣千元
當期所得税：		
- 香港利得税	**73,892**	70,795
- 海外税項	**19,084**	15,847
- 過往期間撥備不足/（剩餘）	**333**	(222)
遞延所得税暫時差異的產生及轉回	**3,056**	28,846
	96,365	115,266

有關香港税務局（「税務局」）就本公司有關一九九八/九九課税年度及一九九九/二〇〇〇課税年度提出之利得税補加評税，請參閱附註15(b)或有負債中的披露。

13 每股盈利

每股盈利乃按股東應佔本集團溢利港幣469,964,000元（二〇〇五年：港幣545,357,000元）及截至二〇〇六年及二〇〇五年六月三十日止六個月內已發行股份438,000,000股計算。全面攤薄之每股盈利並未列出，因並沒有具攤薄性的潛在股份存在。

14 股息

	截至六月三十日止六個月	
	二〇〇六	二〇〇五
	港幣千元	港幣千元
擬派中期股息每股普通股港幣0.25元（二〇〇五年：港幣0.25元）	**109,500**	109,500

於二〇〇六年三月二十二日舉行之會議上，董事建議派發截至二〇〇五年十二月三十一日止年度之末期股息每股普通股港幣1.30元，共港幣569,400,000元，此股息已於二〇〇六年六月一日派付，並於截至二〇〇六年六月三十日止六個月之簡明綜合財務資料列作保留盈餘分派。

15 或有負債

	六月三十日 二〇〇六	十二月三十一日 二〇〇五
	港幣千元	港幣千元
(a) 作出擔保以取得銀行融資予一承資公司	**9,098**	8,688

(b) 於二〇〇五年三月及二〇〇六年二月，本集團獲稅務局有關一九九八／九九課稅年度及一九九九／二〇〇〇課稅年度就本集團在海外進行的節目發行及分銷業務之溢利發出補加評稅通知書。一九九八／九九年度及一九九九／二〇〇〇年度利得稅補加評稅總額分別為港幣98,277,000元及港幣98,576,000元。本集團已獲稅務局批准暫緩繳付該等額外稅款。

本集團已就該等補加評稅提出反對。本集團認為反對理據充分，決意據理力爭。因此，本集團認為不必為稅項作出額外撥備。

16 資本承擔

物業、器材及設備之承擔如下：

	六月三十日 二〇〇六	十二月三十一日 二〇〇五
	港幣千元	港幣千元
經批准惟未簽約	**602,362**	170,941
經簽約惟未撥備	**18,929**	12,513
	621,291	183,454

17 重大有關連人士交易

以下為本集團與有關連人士進行之交易：

	附註	截至六月三十日止六個月 二〇〇六 港幣千元	二〇〇五 港幣千元
(a) 出售服務			
向其他有關連人士出售服務			
節目 / 頻道特許費	(i)	**70,033**	63,516
廣告代理費	(i)	**18,822**	15,662
管理費	(i)	**15,560**	15,130
租賃衛星設備及技術服務費	(ii)	**-**	783
租賃轉發器	(ii)	**-**	476
節目特許費	(iii)	**-**	3,428
廣告收入	(iv)	**2,591**	-
向聯營公司出售服務			
節目 / 頻道特許費	(v)	**96,644**	100,000
頻道包裝服務費	(v)	**1,298**	1,096
下行傳輸服務費	(v)	**96**	948
廣告收入	(v)	**3,245**	14,247
租金收入及相關開支	(v)	**3,181**	3,738
其他	(v)	**1,391**	-
		212,861	219,024
(b) 購買服務			
向其他有關連人士購買服務			
租賃費用	(vi)	**-**	(8,866)
光纖租賃費用	(ii)	**-**	(200)
中繼頻道衛星節目信號服務費	(ii)	**-**	(392)
節目 / 頻道特許費	(vii)	**(1,661)**	(2,431)
供應網絡及電話系統及保養服務費	(viii)	**(185)**	(935)
代理費	(ix)	**(1,713)**	-
向聯營公司購買服務			
放送及衛星訊號上傳服務費	(v)	**(18,043)**	(18,477)
其他	(v)	**(650)**	-
		(22,252)	(31,301)

17 重大有關連人士交易（續）

附註：

(i) 此等費用是由 MEASAT Broadcast Network Systems Sdn. Bhd.支付。該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(ii) 此等費用是由年代網際事業股份有限公司（「年代」）支付/（收取）。年代為本公司一家非全資附屬公司聯意的少數股東。年代於二〇〇五年二月四日向一名第三方出售其於聯意全部股權後，年代自該日起不再是本公司的有關連人士。

(iii) 此等費用是由 ASTRO Entertainment Networks Ltd.支付。該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(iv) 此等費用是由本公司董事的聯繫人士聲寶－樂聲（香港）有限公司（「聲寶－樂聲」）支付。聲寶－樂聲於本公司訂購本公司香港電視頻道播放廣告時段，由二〇〇六年六月二十日起暫定至二〇〇六年九月三十日止，扣除代理佣金、大額回扣及折扣後總值約港幣5,600,000元。於截至二〇〇六年六月三十日止六個月累計的廣告收入為港幣2,591,000元。

(v) 此等費用是由無綫收費電視有限公司（前稱銀河衛星廣播有限公司）支付/（收取）。該公司為本公司的聯營公司。

(vi) 此等租賃費用是向邵氏兄弟（香港）有限公司支付其出租之若干寫字樓及泊車位。該公司為本公司的主要股東。此等租賃協議已於二〇〇五年六月三十日屆滿。

(vii) 此等費用是由 Celestial Television Networks Ltd.收取，該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(viii) 本公司於二〇〇一年三月三十日與 Chevalier (Networks Solutions) Limited（「CNSL」）訂立意向書，以供應、安裝及保養私人自動分支交換系統（「PABX」）及結構電纜網絡。整筆費用是以分期方式支付。最後一期款項已於二〇〇五年悉數支付。二〇〇五年訂立一份有關 PABX 及附件保養服務之合約為期兩年由二〇〇五年一月一日起生效。CNSL之控股公司的控股股東亦為本公司董事。

(ix) 此等費用是由 Celestial Productions Limited 收取。該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

17 重大有關連人士交易（續）

(c) 主要管理人員酬金

	截至六月三十日止六個月	
	二〇〇六	二〇〇五
	港幣千元	港幣千元
薪金及其他短期僱員福利	**11,146**	9,908

(d) 期／年終結餘

	六月三十日	十二月三十一日
	二〇〇六	二〇〇五
	港幣千元	港幣千元
應收其他有關連人士款項（附註(i)）	**59,499**	39,949
應收聯營公司款項（附註(ii)）	**197,152**	202,748
	256,651	242,697
應付其他有關連人士款項	**649**	237
應付聯營公司款項	**8,502**	7,692
	9,151	7,929

附註：

(i) 本集團已於二〇〇六年六月三十日為應收其他有關連人士款項作出減值撥備共港幣2,262,000元（二〇〇五年十二月三十一日：港幣2,262,000元）。

(ii) 本集團已於二〇〇六年六月三十日為應收聯營公司款項作出減值撥備共港幣1,800,000元（二〇〇五年十二月三十一日：港幣1,887,000元）。

17 重大有關連人士交易（續）

(e) 貸款予有關連人士

	六月三十日 二〇〇六 港幣千元	十二月三十一日 二〇〇五 港幣千元
貸款予承資公司		
期/年初	**6,712**	52,210
撤銷貸款	**-**	(37,947)
已收借貸還款	**-**	(7,393)
利息收費	**229**	402
已收利息	**(223)**	(366)
匯兑差異	**315**	(194)
期/年終	**7,033**	6,712
貸款予聯營公司		
期/年初	**144,069**	133,397
利息收費	**5,702**	10,672
期/年終	**149,771**	144,069

承資公司貸款為無抵押、按加元最優惠利率加2%計算年息及無固定還款期。

聯營公司貸款為無抵押貸款，按年息8%以複利計算。本金及累計利息須分兩期分別於二〇〇七年二月二十日及二〇〇八年二月二十日向本公司支付。如該聯營公司在上述任何一個日期前公開上市，則須提早償還未償本金及累計利息。

獨立審閱報告

致電視廣播有限公司董事局

（於香港註冊成立之有限公司）

引言

本所已按香港電視廣播有限公司（「貴公司」）指示，審閱第49至71頁所載的中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之簡明綜合財務資料的編製須符合香港會計師公會頒布的會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事局批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事局報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒布的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估貴公司之會計政策及呈報方式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部分，本所並無發現任何須在截至二○○六年六月三十日止六個月的中期財務報告作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二○○六年八月二十四日



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